October 8, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AGL Private Credit Income Fund

File No. 814-01782

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), enclosed for filing on behalf of AGL Private Credit Income Fund, a Delaware statutory trust (the “Company”), which elected to be treated as a business development company (a “BDC”) regulated under the 1940 Act effective October 10, 2024, please find:

1.

A copy of the resolutions approved by unanimous written consent of the board of trustees of the Company on September 30, 2025, attached hereto as Exhibit A, pursuant to which a majority of the trustees who are not “interested persons” of the Company, as defined in Section 2(a)(19) of the 1940 Act, approved the amount, type, form and coverage of the Bond and the premium to be paid by the Company; and

2.	A copy of the Company’s Fidelity Bond and excess insurance policy in the aggregate amount of $2,500,000 (the “Bond”), attached hereto as Exhibit B.

The premium was paid for the period beginning 10/1/2025 and ending 10/1/2026.

If you have any questions regarding this submission, please do not hesitate to call me at (212) 973-8654.

Sincerely,

/s/ Matthieu Milgrom
Name: Matthieu Milgrom
Title: Secretary

Certificate of the Secretary

The undersigned, Matthieu Milgrom, Secretary of AGL Private Credit Income Fund, a Delaware statutory trust (the “Company”), does hereby certify that:

1.

This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the records of the Company and is a proper officer to make this certification.

3.

Attached hereto as Exhibit A is a certified copy of the resolutions approved by unanimous written consent of a majority of the trustees who are not “interested persons” of the Company, approving the amount, type, form and coverage of the Bond.

4.	Premiums will be paid for the period 10/1/2025 and ending 10/1/2026.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 8th day of October, 2025.

/s/ Matthieu Milgrom
Matthieu Milgrom
Secretary

EXHIBIT A

AGL PRIVATE CREDIT INCOME FUND

Fidelity Bond

WHEREAS, Section 17(g) of the 1940 Act and Rule 17g-1(a) promulgated thereunder require a BDC, such as the Company, to provide and maintain a bond which has been issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement (the “Fidelity Bond”), covering each officer and employee of the Company who may singly, or jointly with others, have access to the securities or funds of the Company, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his or her position as an officer or employee of a bank (each, a “Covered Person”); and

WHEREAS, Rule 17g-1 promulgated under the 1940 Act requires that a majority of the Independent Trustees approve, in accordance with the provisions of Rule 17g-1 under the 1940 Act, the reasonableness of the form and amount of the bond, with due consideration to, among other things, the value of the aggregate assets of the Company to which any Covered Person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company; and

WHEREAS, under Rule 17g-1 promulgated under the 1940 Act, the Company is required to make certain filings with the SEC and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices;

RESOLVED, that, having considered all factors deemed relevant by the Board, including, but not limited to: (i) the expected aggregate value of the securities and funds of the Company to which officers or employees may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities); (ii) the type and terms of the arrangements made for the custody of such securities and funds; (iii) the nature of securities and other investments to be held by the Company; (iv) the accounting procedures and controls of the Company; (v) the nature and method of conducting the operations of the Company and (vi) the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, the Board, including a majority of the Independent Trustees, hereby determines that the amount, type, form, portion of the premium to be paid by the Company and coverage of the Fidelity Bond, in substantially the form presented to the Board, covering, among others, the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, is fair and reasonable, and the Fidelity Bond, in substantially the form presented to the Board, be, and it hereby is, approved; and it is further

RESOLVED, that the officers of the Company be, and each hereby is, authorized and empowered to negotiate and enter into such Fidelity Bond or bonds in at least the amount of coverage presented to the Board, that name the Company as an insured under such bond in substantially the form presented to the Board with such modifications as the officer executing such bond, with the advice of counsel, deems necessary or advisable, or as may be required to conform with the requirements of applicable law, including the 1940 Act, such determination to be conclusively evidenced by the execution and delivery thereof; and it is further

RESOLVED, that the Board, including a majority of the Independent Trustees, has determined the portion of the premium to be paid by the Company be, and it hereby is, approved taking all relevant factors into consideration including, but not limited to, the number of the other insured parties named as insureds, the nature of the business activities of the other insured parties, the amount of the Fidelity Bond and the amount of the premium for such Fidelity Bond, the ratable allocation of the premium among the insureds, and the extent to which the share of the premium allocated to the Company is less than the premium the Company would have had to pay had such Fidelity Bond not been obtained; and it is further

RESOLVED, that each of the officers of the Company be, and hereby is, designated as a party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

EXHIBIT B

[See Attached.]

Exhibit B

Financial Institution Bond For Investment Companies

DECLARATIONS	FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana, a stock
Name of Assured: AGL PRIVATE CREDIT INCOME FUND Address of Assured: 535 MADISON AVENUE 24TH FLOOR NEW YORK, NY 10022	insurance company, herein called the Company One American Square 202 N Illinois Street, Suite 2600 Indianapolis, IN 46282 Bond Number: J06766742

Item 1.	Bond Period:	From:	October 1, 2025
		To:	October 1, 2026
At 12:01 A.M. local time at the Address of Assured.

Item 2.	Single Loss Limits Of Liability – Deductible Amounts:

Insuring Clause	Single Loss Limit Of Liability	Deductible Amount
1. Employee	$2,000,000	$0
2. On Premises	Not Covered	Not Covered
3. In Transit	Not Covered	Not Covered
4. Forgery Or Alteration	Not Covered	Not Covered
5. Extended Forgery	Not Covered	Not Covered
6. Counterfeit Money	Not Covered	Not Covered
7. Computer System Fraud	Not Covered	Not Covered
8. Claims Expense	Not Covered	Not Covered
9. Audit Expense	Not Covered	Not Covered
10. Uncollectible Items Of Deposit	Not Covered	Not Covered
11. Voice Initiated Funds Transfer Instruction	Not Covered	Not Covered

PF-52903D (08/21)	Page 1 of 2

Financial Institution Bond For Investment Companies

IN WITNESS WHEREOF, the Company has caused this Bond to be signed by its Authorized Officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

FEDERAL INSURANCE COMPANY

Secretary	President

October 1, 2025
Date	Authorized Representative

PF-52903D (08/21)	Page 2 of 2

Important Notice

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

14-02-12160 (08/19)	Page 1 of 1

Notice of Loss Control Services

Insuring Company: Federal Insurance Company

As a Chubb policyholder, you have loss prevention information and/or services available to you, as listed in this Notice. You may order any brochure by email to formsordering@chubb.com and to view our full suite of loss prevention brochures/services go to www.chubb.com/us/fl-lossprevention

Directors and Officers (D&O) Liability Loss Prevention Services

•	Directors and Officers Liability Loss Prevention Manuals:

Directors and Officers Liability Loss Preventions – #14-01-0035

Directors and Officers Securities Litigation Loss Preventions – #14-01-0448

Director Liability Loss Prevention in Mergers and Acquisitions – #14-01-1099

Directors and Officers Liability Loss Prevention for Not-for-Profit - #14-01-0036

Cyber Loss Mitigation for Directors -#14-01-1199

Employment Practices Liability (EPL) Loss Prevention Services

•	Toll-free Hot Line

Have a question on how to handle an employment situation? Simply call 1.888.249.8425 to access the nationally known employment law firm of Jackson Lewis P.C. We offer customers an unlimited number of calls to the hot line at no additional charge.

•	ChubbWorks.com

ChubbWorks.com is a web-based platform that offers multiple services including overviews of employment laws, sample employment policies and procedures, and on-line training. To gain immediate access to ChubbWorks go to www.chubbworks.com and register using your policy number.

•	Employment Practices Loss Prevention Guidelines Manual

Employment Practices Loss Prevention Guidelines - #14-01-0061

•	Loss Prevention Consultant Services

Chubb has developed a network of more than 120 law firms, human resources consulting firms, and labor economist/statistical firms that offer specialized services for employment issues.

•	Public Company EPL Customers

Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues faced by for-profit companies and offers proactive idea for avoiding employment lawsuits.

•	Private Company EPL Customers

Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues for –profit companies and offers proactive idea for avoiding employment lawsuits.

14-02-23030 (05/2018)	Page 1 of 2

Fiduciary Liability Loss Prevention Services

•	Fiduciary Liability Loss Prevention Manual

Who May Sue You and Why: How to Reduce Your ERISA Risks and the Role of Fiduciary Liability Insurance #14-01-1019

Crime Loss Prevention Services

•	Crime/Kidnap, Ransom & Extortion Loss Prevention Manual

Preventing Fraud: How Anonymous Hotlines Can Help #14-01-1090

Cyber Security Loss Prevention Services

Visit: https://www2.chubb.com/us-en/business-insurance/cyber-security.aspx to learn more about Chubb’s Cyber Services for our policyholders.

Health Care Directors and Officers (D&O) Liability Loss Prevention Services

•	Readings in Health Care Governance Manual

Readings in Health Care Governance -#14-01-0788

•	ChubbWorks.com

ChubbWorks.com for Health Care Organizations – The Health Care Zone is a free online resource containing health care specific loss prevention information for employment practices liability, directors and officers (D&O) liability, and fiduciary liability exposures. To gain immediate access to ChubbWorks go to www.chubbworks.com and register using your policy number.

•	Health Care D&O Loss Prevention Consultant Services

Health Care D& O Loss Prevention Consultant Services- #14-01-1164

The services provided are advisory in nature. While this program is offered as a resource in developing or maintaining a loss prevention program, you should consult competent legal counsel to design and implement your own program. No liability is assumed by reason of the services, access or information provided. All services are subject to change without notice.

14-02-23030 (05/2018)	Page 2 of 2

Chubb Producer Compensation

Practices & Policies

Chubb believes that policyholders should have access to information about Chubb’s practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.

ALL-20887a (09/19)

Trade or Economic Sanctions Notice

TRADE OR ECONOMIC SANCTIONS NOTICE

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of the policy remain unchanged.

ALL-21101 (09/19)	Page 1 of 1

IMPORTANT NOTICE TO POLICYHOLDERS

Social Engineering Tips

Please read!

HAVE YOU BEEN TRICKED INTO WIRE FRAUD? TAKE IMMEDIATE ACTION!

If you believe you have transferred funds to a criminal posing as a legitimate business associate, you should act quickly:

1.	Immediately contact the originating bank and request a recall of the wire transfer and confirm that recall in writing.

2.	Immediately file a complaint with the FBI at www.ic3.gov. This reporting triggers the FBI’s Recovery Asset Team and the FBI’s assistance seeking return of the wire transfer.

3.

Preserve records of the incident, including emails sent and received in their original electronic state. Correspondence and forensic information contained in these electronic files help investigators shed light on the perpetrator(s), and parties responsible for the incident.

4.	Once the above steps are complete, contact Chubb per the instructions in your policy.

While neither recalling the wire transfer nor reporting to the FBI guarantees the return of your funds, these steps maximize the opportunity to mitigate your loss, assist the FBI in tracing the funds and help establish any insurance claim.

Simple Steps to Prevent Fraudulently Induced Wire Transfers

Email communication is efficient, but it is not a secure method of communication. Regardless of your familiarity with a contact, that contact’s email may be intercepted, altered and fabricated. You may reduce the chances of fraud by following these best practices:

1.

Verify Email Requests by Telephone: Require those responsible for paying invoices or changing bank routing information to verify payment details over the phone, rather than by email or documents sent electronically. Making a phone call to a known, pre-existing telephone number remains the single best protection against fraud.

2.

Segregate Wire Transfer Responsibilities: Establish a standing policy that requires at least three people to review and approve wire transfer requests, pay an invoice or change a business partner’s bank account information. Such requests should be entered by the initiator of the wire and verified by two independent signatories.

3.

Turn on MFA for Cloud Email: Multifactor Authentication is available from all major email providers. It provides a layer of security to email accounts beyond a user’s account name and password, making it harder for criminals to impersonate you, your executives and your employees.

This document is for information only. It is offered as a resource to be used together with your professional insurance advisers in maintaining a loss prevention program. No liability is assumed by reason of the information this document contains.

ALL-317454 (03/21)	Page 1 of 1

U.S. Treasury Department’s Office Of Foreign Assets Control (“OFAC”) Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of “national emergency”. OFAC has identified and listed numerous:

•	Foreign agents;

•	Front organizations;

•	Terrorists;

•	Terrorist organizations; and

•	Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons”. This list can be located on the United States Treasury’s web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

PF-17914a (04/16)	Reprinted, in part, with permission of ISO Properties, Inc.	Page 1 of 1

Notice to Policyholders

QUESTIONS ABOUT YOUR INSURANCE?

Answers to questions about your insurance, coverage information, or assistance in resolving complaints can be obtained by contacting:

CHUBB

Customer Support Service Department

436 Walnut Street

PO Box 1000

Philadelphia, PA 19106-3703

1-800-352-4462

PF-17993a (04/20)	Page 1 of 1

Financial Institution Bond For Investment Companies

The Company, in consideration of the premium paid, and in reliance on the Application and all other statements made and information furnished to the Company by the Assured, and subject to the Declarations made part of this Bond and to all other terms, conditions, and limitations of this Bond, agrees to pay the Assured for:

I.	INSURING CLAUSES

1.	Employee

Loss resulting directly from Larceny or Embezzlement committed by any Employee acting alone or in collusion with others.

2.	On Premises

Loss of Property resulting directly from:

a.	robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction; or

b.	false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the Assured,

while the Property is lodged or deposited at premises located anywhere.

For the purpose of coverage under this Insuring Clause 2, the premises of securities depositories shall be deemed to be premises of the Assured, but only with respect to the loss of Certificated Securities. Certificated Securities held by such depositories shall be deemed to be Property, but only to the extent of the Assured’s interest therein as detailed in the books and records of such depositories.

3.	In Transit

Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere in:

a.	an armored motor vehicle, including loading and unloading thereof;

b.	the custody of a natural person acting as a messenger of the Assured; or

c.

the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle, provided that covered Property transported in such manner is limited to the following:

(1)	Written records;

(2)	Certificated Securities issued in registered form, which are not endorsed or are restrictively endorsed; or

(3)	Negotiable Instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this Insuring Clause 3 begins immediately on the receipt of such Property by the armored motor vehicle, natural person messenger, or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

4.	Forgery Or Alteration

Loss resulting directly from the Assured having, in good faith:

a.	transferred, paid, or delivered any Property; or

b.	established any credit or given any value, in reliance on any Written and Original:

PF-52903 (08/21)	Page 1 of 17

Financial Institution Bond For Investment Companies

(1)	Negotiable Instrument (other than an Evidence of Debt);

(2)	Acceptance;

(3)	Withdrawal Order or receipt for the withdrawal of Property;

(4)	Certificate of Deposit;

(5)	Letter of Credit; or

(6)	instruction or advice directed to the Assured and purportedly signed by any Customer, any financial institution, or any Employee,

which

i.	bears a Forgery; or

ii.	is fraudulently materially altered.

For the purpose of this Insuring Clause 4, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

5.	Extended Forgery

Loss resulting directly from the Assured having, in good faith, for its own account or the account of others:

a.	acquired, sold or delivered, given value, extended credit or assumed liability in reliance on any Written and Original:

(1)	Certificated Security;

(2)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property;

(3)	Evidence of Debt; or

(4)	Instruction,

which
i.	bears a Forgery, but only to the extent the Forgery directly causes the loss;

ii.	is fraudulently materially altered, but only to the extent the alteration directly causes the loss; or

iii.	is lost or stolen;

b.	guaranteed in writing or witnessed any signature on any:

(1)	transfer;

(2)	assignment;

(3)	bill of sale;

(4)	power of attorney; or

(5)	endorsement upon any item listed in a.(1) through a.(4) above,

but only to the extent that such guarantee or signature directly causes the loss; or

c.

acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a Counterfeit Original, but only to the extent the Counterfeit Original directly causes the loss.

PF-52903 (08/21)	Page 2 of 17

Financial Institution Bond For Investment Companies

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by an Employee, Custodian, or a federal or state chartered deposit institution of the Assured is a condition precedent to the Assured having relied on such items. Release or return of such collateral is an acknowledgment by the Assured that it no longer relies on such collateral.

For the purpose of this Insuring Clause 5, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

6.	Counterfeit Money

Loss resulting directly from the receipt by the Assured in good faith of counterfeit Money.

7.	Computer System Fraud

Loss resulting directly from the:

a.	withdrawal, transfer, payment, or delivery of Property; or

b.	creation, deletion, debiting, or crediting of an account of the Assured or Customer,
which	results directly from a Network Intrusion.

8.	Claims Expense

Claims Expenses incurred by the Assured in determining the amount of covered loss under this Bond in excess of the applicable Deductible Amount.

9.	Audit Expense

Audit Expenses incurred by the Assured by reason of the discovery of loss covered under Insuring Clause 1.

10.	Uncollectible Items Of Deposit

Loss resulting directly from the Assured having credited an account of a customer, shareholder, or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

a.	redemptions or withdrawals to be permitted;

b.	shares to be issued; or

c.	dividends to be paid, from an account of an Assured.

As a condition precedent to coverage under this Insuring Clause 10, the Assured must hold Items of Deposit for the minimum number of days stated in the Application before permitting any redemptions or withdrawals, issuing any shares, or paying any dividends with respect to such Items of Deposit.

Items of Deposit shall not be deemed uncollectible until the Assured’s standard collection procedures have failed.

11.	Voice Initiated Funds Transfer Instruction

Loss resulting directly from the Assured having, in good faith, transferred, paid, or delivered Money or Securities in reliance upon any Voice Initiated Funds Transfer Instruction that purports, and reasonably appears, to have originated from:

a.	the Customer;

b.	an Employee acting on instructions of such Customer; or

PF-52903 (08/21)	Page 3 of 17

Financial Institution Bond For Investment Companies

c.	a financial institution acting on behalf of such Customer with authority to make such instructions,

but which Voice Initiated Funds Transfer Instruction was, in fact, fraudulently issued without the knowledge of the Assured, Employee, or Customer.

As a condition precedent to coverage under this Insuring Clause 11, the Voice Initiated Funds Transfer Instruction must be received and processed in accordance with the Designated Procedures as outlined in the Application furnished to the Company.

II.	GENERAL AGREEMENTS

1.	Automatic Increase – Limit Of Liability

If, during the Bond Period, an increase in the minimum amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 is required pursuant to Rule 17g-1 of the Investment Company Act of 1940, as a result of:

a.	the creation of a new Investment Company; or
b.	an increase in the gross assets of Investment Companies covered under the Bond,

then the minimum required increase in the amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 shall take place automatically for the remainder of the Bond Period without payment of an additional premium.

2.	Joint Assured

The first named Assured shall be deemed to be the sole agent of the other Assureds for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond.

If the first named Assured ceases for any reason to be covered under this Bond, then the Assured next named on the Application shall thereafter be considered as the first named Assured for the purposes of this Bond.

The Company shall furnish each Assured with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other Assured and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

Knowledge possessed or discovery made by any Assured shall constitute knowledge possessed or discovery made by all of the Assureds for the purposes of this Bond.

All loss and other payments, if any, payable by the Company, shall be payable to the first named Assured without regard to such Assured’s obligations to others, and the Company shall not be responsible for the application by the first named Assured of any payment made by the Company. If the Company agrees to and makes payment to any Assured other than the first named Assured, such payment shall be treated as though made to the first named Assured.

The Company shall not be liable for loss sustained by one Assured to the advantage of any other Assured.

3.	Notice To Company Of Legal Proceedings Against Assured – Election To Defend

The Assured shall promptly give notice to the Company of any legal proceeding brought to determine the Assured’s liability for any loss, claim or damage which, if established, would constitute a collectible loss under this Bond. Concurrent with such notice, and as requested thereafter, the Assured shall furnish copies of all pleadings and pertinent papers to the Company.

The Company may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the Company shall be in the name of the Assured through attorneys selected by the Company. The Assured shall provide all reasonable information and assistance as required by the Company for such defense.

PF-52903 (08/21)	Page 4 of 17

Financial Institution Bond For Investment Companies

If the Company elects to defend all or part of any legal proceeding, the court costs and attorneys’ fees incurred by the Company and any settlement or judgment on that part defended by the Company shall be a loss under the applicable Insuring Clause of this Bond. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, or both, the Company’s liability for court costs and attorneys’ fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.

If the Company declines to defend the Assured, no settlement without the prior written consent of the Company or judgment against the Assured shall determine the existence, extent or amount of coverage under this Bond, and the Company shall not be liable for any costs, fees and expenses incurred by the Assured.

4.	Representations Made By Assured

The Assured represents that all information it has furnished in the Application for this Bond or otherwise is complete, true and correct. Such Application and other information constitute part of this Bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the Application or otherwise, shall be grounds for rescission of this Bond.

III.	DEFINITIONS

As used in this Bond:

Acceptance means a draft which the drawee has, by signature written on it, engaged to honor as presented.

Assured means:

(1)	the Investment Company listed under Name of Assured in the Declarations (the “first named Assured”); or

(2)	any other Investment Company listed in the Application.

Assured does not include any entity or organization that is not an Investment Company.

Assured’s Network means:

(1) the Assured’s Computer System; or

(2) an Electronic Communication System.

Audit Expenses means reasonable expenses incurred by the Assured with the Company’s prior written consent, which shall not be unreasonably withheld, for audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization, or their appointee. Audit Expense shall not include the Assured’s internal corporate costs (such as salaries), attorneys’ fees, or expenses incurred by any customer.

Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

Certificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1)	represented by an instrument issued in bearer or registered form;

(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

PF-52903 (08/21)	Page 5 of 17

Financial Institution Bond For Investment Companies

Claims Expenses means reasonable expenses incurred by the Assured with the Company’s prior written consent, which shall not be unreasonably withheld, solely for independent firms or individuals retained to determine the amount of a covered loss. Claims Expenses shall not include the Assured’s internal corporate costs (such as salaries), attorneys’ fees, or expenses incurred by any customer.

Computer System means a device or group of devices and all input, output, processing, storage, off-line media libraries (including third-party hosted computing services accessed across the internet, including infrastructure, platform, and software services), and communication facilities, including related communications networks, which are connected directly or indirectly to such device or group of devices. Counterfeit Original means an imitation of an actual valid Original which is intended to deceive and be taken as the Original.

Cryptocurrency means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units.

Custodian means the institution designated by an Assured to maintain possession and control of its assets.

Customer means any shareholder of an Assured which has a written agreement with the Assured to transfer such shareholder’s Money or Securities through a Voice Initiated Funds Transfer Instruction.

Customer Communication System means an:

(1)	online portal or mobile application provided by the Assured for purposes of accessing a Customer’s account; or

(2)	electronic mailing system hosted by the Assured or by a third party cloud service provider.

Director means any natural person duly elected or appointed:

(1)	as an officer of the Assured;

(2)	to the Assured’s board of directors; or

(3)	as a trustee of the Assured.

Electronic Communication System means:

(1)

Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), and similar automated interbank communication systems in which the Assured participates;

(2)	Customer Communication System; or

(3)	any communication system similar to those set forth in (1) and (2) of this definition in which the Assured participates,

allowing for the input, output, examination, or transfer of electronic instructions into or from the Assured’s Computer System.

Employee means any natural person:

(1)

while in the regular service of an Assured in the ordinary course of such Assured’s business, whom such Assured compensates directly by salary or wage and has the right to control and direct in the performance of such service;

(2)

Director while in the regular service of an Assured in the ordinary course of such Assured’s business, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the Assured;

(3)	intern while in the regular service of an Assured in the ordinary course of such Assured’s business;

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(4)	provided by an employment contractor while in the regular service of an Assured in the ordinary course of such Assured’s business under the Assured’s supervision at any of the Assured’s premises;

(5)	employee of the Assured’s contracted:

a.	investment advisor;

b.	underwriter (distributor);

c.	transfer agent;

d.	shareholder accounting record-keeper; or

e.	fund administrator,

while performing acts for the Assured in the capacity of an Employee;

(6)	attorney of a law firm retained by the Assured while performing legal services for the Assured; or

(7)	Processor, but only while such Processor is performing services and not:

a.	creating, preparing, modifying, or maintaining the Assured’s computer applications or software programs; or

b.	acting as a transfer agent or in any other agency capacity in issuing checks, drafts, or securities for the Assured.

Each employer of persons as set forth in (6) and (7) of this definition and the partners, officers, and other employees of such employers shall collectively be deemed to be one person for the purpose of the definition of Single Loss and in the event of payment under this Bond, the Company shall be subrogated to the Assured’s rights of recovery, as stated in Section 12., Subrogation – Assignment – Recovery, of the Conditions and Limitations, against any such employer.

Employee does not include:

(1)	any employee of a fund administrator for any employee benefit plan; or

(2)	any employee of a transfer agent, shareholder accounting record-keeper, or fund administrator which is:

a.	not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Assured or of the investment advisor or underwriter (distributor) of such Assured; or

b.	a “bank” (as defined in Section 2(a) of the Investment Company Act of 1940).

Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a Customer and held by the Assured, which in the regular course of business is treated as evidencing the Customer’s debt to the Assured.

Forgery means:

(1)	affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with the intent to deceive; or

(2)	affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive,

provided that a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose is not a Forgery.

Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an Uncertificated Security sent to the registered owner or registered pledgee containing:

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Financial Institution Bond For Investment Companies

(1)	a description of the issue of which the Uncertificated Security is a part;

(2)	the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee;

(3)	the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee; and

(4)	the date the transfer, pledge or release was registered.

Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

Investment Company means any entity registered under the Investment Company Act of 1940.

Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

Larceny or Embezzlement means larceny and embezzlement as defined under Section 37 of the Investment Company Act of 1940.

Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.

Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

Negotiable Instrument means any writing:

(1)	signed by the maker or drawer;

(2)	containing an unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

(3)	payable on demand or at a definite time; and

(4)	payable to order or bearer.

Negotiable Instrument includes a substitute check as defined in the Check Clearing for the 21st Century Act, and shall be treated the same as the Original it replaced.

Network Intrusion means the:

(1)	unauthorized access; or

(2)	entry of an unauthorized application or software program,

into the Assured’s Network, by any entity or natural person, except an Employee or any authorized representative of the Assured.

Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

Processor means an employee of any entity authorized by the Assured to perform data processing of the Assured’s checks and accounting records related to such checks. Processor does not include any employee of a Federal Reserve Bank or clearing house.

Property means Money; Securities; Initial Transaction Statement; Negotiable Instrument; Certificate of Deposit; Acceptance; Evidence of Debt; Withdrawal Order; Letter of Credit; insurance policy; abstract of title, deed and mortgage on real estate; revenue and other stamps; precious metals in any form; and books of accounts and other Written records, but not electronic data processing records or media.

Property does not include electronic data or Cryptocurrency.

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Securities means either Certificated Securities or Uncertificated Securities.

Single Loss means all covered loss, court costs, and attorneys’ fees resulting from:

(1)	any one act of burglary, robbery or attempt at either, in which no Employee is implicated;

(2)	any one act or series of related acts on the part of any natural person resulting in the damage, destruction, or misplacement of Property;

(3)	all acts other than those specified in (1) and (2) of this definition, caused by any natural person or in which such natural person is implicated; or

(4)	any one event not specified in (1), (2) or (3) of this definition.

Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

Uncertificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Voice Initiated Funds Transfer Instruction means those oral instructions which authorize the transfer of Money in a Customer’s account, or of a Customer’s Securities, and which are:

(1)	made over a telecommunications device; and

(2)	directed to those natural persons specifically authorized to receive such instructions by such telecommunications device.

Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a Customer authorizing the Assured to debit the Customer’s account in the amount of funds stated therein.

Written means expressed through letters or marks placed upon paper and visible to the eye.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

IV.	EXCLUSIONS

1.	General Exclusions – Applicable To All Insuring Clauses

This Bond does not cover loss resulting directly or indirectly from:

a.

riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Exclusion 1.a., however, shall not apply to loss which occurs in transit in the circumstances recited in Insuring Clause 3, provided that when such transit was initiated there was no knowledge on the part of any person acting for the Assured of such riot, civil commotion, military, naval or usurped power, war or insurrection;

b.	the effects of nuclear fission or fusion, radioactivity, or chemical or biological contamination;

c.

the loss of potential income. This Exclusion 1.c., however, shall not apply to interest and dividends accrued to the benefit of the Assured or any Customer prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such Assured or Customer as of the discovery of such covered loss;

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d.	damages of any type for which the Assured is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

e.	all costs, fees and expenses incurred by the Assured:

(1)	in establishing the existence of or amount of loss covered under this Bond, except for loss covered under Insuring Clause 8 or 9; or

(2)	as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this Bond;

f.

indirect or consequential loss of any nature, except for loss covered under Insuring Clause 8 or 9. This Exclusion 1.f., however, shall not apply to interest and dividends accrued to the benefit of the Assured or any Customer prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such Assured or Customer as of the discovery of such covered loss;

g.	any violation by the Assured or by any Employee:

(1)	of any law regulating:

i.	the issuance, purchase or sale of securities;

ii.	securities transactions on security or commodity exchanges or the over the counter market;

iii.	investment companies; or

iv.	investment advisors; or

(2)	of any rule or regulation made pursuant to any such law;

h.

the loss or disclosure of confidential information, material or data, while in the care, custody or control of the Assured, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information. This Exclusion 1.h., however, shall not apply when such information, material or data is used to support or facilitate the commission of any act otherwise covered under this Bond;

i.

fees, costs, fines, penalties or any other expenses incurred by an Assured which result, directly or indirectly, from the access to or disclosure of an Assured’s or another entity’s or person’s confidential or personal information, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information;

j.	liability resulting from disclosure of or acting on material nonpublic information;

k.	liability assumed by the Assured by agreement under any contract, unless loss under this Bond would be covered in the absence of such agreement;

l.	the dishonest acts of any Director who is not an Employee, acting alone or in collusion with others;

m.	any modification, damage, destruction, deletion, or corruption of any application or software program within the Assured’s Network, except for loss covered under Insuring Clause 7;

n.	a threat or series of threats to:

(1)	gain access to the Assured’s Computer System and sell or disclose confidential information stored within the Assured’s Computer System; or

(2)	modify, damage, destroy, delete, or corrupt any application or software program within the Assured’s Computer System;

o.	costs or expenses of any independent forensic analysts or network security consultants engaged to investigate or assess any actual or alleged threat;

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p.	costs or expenses incurred to identify or remediate application or software program errors or vulnerabilities, or costs to update, replace, restore, upgrade, maintain, or improve a Computer System;

q.	costs or expenses incurred to replace, restore, recreate, collect, or recover any application or software program; or

r.	Cryptocurrency.

2.	Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clause 1

This Bond does not cover loss resulting directly or indirectly from:

a.	the acts of an Employee, except for loss covered under:

(1)	Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property; or

(2)	Insuring Clause 11;

b.

the surrender of a ransom or extortion payment away from the Assured’s premises as a result of a threat to do bodily harm to any person, or to do damage to the premises or Property of the Assured, except for loss covered under Insuring Clause 3.b.;

c.

payments made or withdrawals from any account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the premises of the Assured at the time of such payment or withdrawal;

d.	any Uncertificated Security, except for loss covered under Insuring Clause 7;

e.	the loss of Property while:

(1)	in the mail;

(2)	in the custody of a Transportation Company, except for loss covered under Insuring Clause 3; or

(3)	located on the premises of an armored motor vehicle operator;

f.	damages resulting from any civil, criminal or other legal proceeding in which the Assured is adjudicated to have engaged in Racketeering activity;

g.

the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or Property to the Assured, except for loss of Securities covered under Insuring Clause 2;

h.	instructions issued by a Customer to the Assured when such instructions are made, sent, or originated by a natural person authorized by the Customer to make, send, or originate any instructions;

i.

the use of credit, debit, charge, access, convenience, identification, cash management, or other cards whether such cards were issued, or purport to have been issued, by the Assured or by any entity other than the Assured;

j.	Items of Deposit which are not finally paid for any reason including, but not limited to, Forgery or any other fraud, except for loss covered under Insuring Clause 10;

k.	the acts of any agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the Assured; or

l.

the acts of any employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of any third party, while conducting business with the Assured on behalf of such third party.

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3.	Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clauses 1, 4, and 5

This Bond does not cover loss resulting directly or indirectly from:

a.

the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud, or false pretenses, except for loss covered under Insuring Clause 7;

b.	any Forgery or any alteration, except for loss covered under Insuring Clause 7; or

c.	any counterfeit, except for loss covered under Insuring Clause 6.

4.	Specific Exclusions – Applicable To Insuring Clause 7

This Bond does not cover loss resulting directly or indirectly from:

a.	any transfer, payment, or delivery of Money or Securities:

(1)	authorized by an Employee; or

(2)

arising out of any misrepresentation received by any Employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the Assured, whether such transfer, payment, or delivery was made in good faith or as a result of trick, artifice, fraud, or false pretenses;

b.	forged, altered or fraudulent Negotiable Instruments, Securities, documents or written instruments used as source documentation for input into a Computer System;

c.	any investment in Securities, or ownership in any corporation, partnership, real property, commodity or similar instrument, whether or not such investment is genuine or fraudulent;

d.

mechanical failure, faulty construction, error in design, latent defect, wear and tear, gradual deterioration, electrical disturbance, the Assured’s Network failure or breakdown, any malfunction or error in programming, or error or omission in processing;

e.

entries or changes made by a natural person with authorized access to the Assured’s Network who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized to design, develop, prepare, supply, service, write or implement programs for the Assured’s Network; or

f.	entries or changes made at an Electronic Funds Transfer System or a Customer Communication System by a:

(1)	Customer; or

(2)	natural person with authorized access to the Customer’s authentication credentials or mechanism.

5.	Specific Exclusions – Applicable To Insuring Clause 11

This Bond does not cover loss resulting directly or indirectly from any Voice Initiated Transfer Instruction from a:

(1)	Customer; or

(2)	natural person with authorized access to the Customer’s verification credentials or mechanism.

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V.	CONDITIONS AND LIMITATIONS

1.	Anti-Bundling

If any Insuring Clause requires that an enumerated type of document be fraudulently materially altered or a Counterfeit Original, or contain a signature which is a Forgery or obtained through trick, artifice, fraud, or false pretenses, the material alteration or Counterfeit Original or fraudulent signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

2.	Change Or Modification

No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the Company.

If this Bond is for a sole Assured, no change or modification which would adversely affect the rights of the Assured shall be effective prior to sixty (60) days after written notice has been furnished by the acting party to the U.S. Securities and Exchange Commission.

If this Bond is for joint Assureds, no change or modification which would adversely affect the rights of any Assured shall be effective prior to sixty (60) days after written notice has been furnished by the Company to all Assureds and to the U.S. Securities and Exchange Commission.

3.	Conformity

If any time period limitation within this Bond is prohibited by any law controlling this Bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

4.	Cooperation Of Assured

At the Company’s request and at reasonable times and places designated by the Company, the Assured shall:

a.	submit to examination by the Company and subscribe to the same under oath;

b.	produce for the Company’s examination all pertinent records; and

c.	cooperate with the Company in all matters pertaining to the loss.

The Assured shall execute all papers and render all assistance to secure to the Company the rights and causes of action provided for under this Bond. The Assured shall do nothing after discovery of any loss to prejudice such rights or causes of action.

5.	Covered Property

This Bond shall apply to loss of Property:

a.	owned by the Assured;

b.	held by the Assured in any capacity; or

c.	for which the Assured is legally liable.

This Bond shall be for the sole use and benefit of the Assured.

6.	Deductible Amount

The Company shall be liable under this Bond only for the amount by which any Single Loss is greater than the applicable Deductible Amount as stated in Item 2 of the Declarations.

There shall be no deductible applicable to any loss sustained by any Assured and covered under Insuring Clause 1.

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7.	Discovery

This Bond applies only to loss first discovered by a Director during the Bond Period. Discovery occurs at the earlier of a Director learning of:

a.	facts which may subsequently result in a loss of a type covered by this Bond; or

b.	an actual or potential claim in which it is alleged that the Assured is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.

8.	Limit Of Liability

The payment of any loss under this Bond shall not reduce the liability of the Company for other losses whenever sustained, provided that:

a.

the Company’s liability for each Single Loss shall not exceed the applicable Single Loss Limit Of Liability as stated in Item 2 of the Declarations or as set forth under General Agreement 1, and shall not be cumulative in amounts from year to year or from Bond Period to Bond Period;

b.	if a Single Loss is covered under more than one Insuring Clause, the maximum payable shall not exceed the largest applicable Single Loss Limit Of Liability; and

c.

the Company’s liability for loss or losses sustained by more than one Assureds, or all Assureds, shall not exceed the total amount for which the Company would be liable under this Bond if such loss or losses were sustained by any one Assured.

9.	Notice To Company – Proof – Legal Proceedings Against Company

a.

The Assured shall give the Company notice at the earliest practicable moment, not to exceed sixty (60) days after discovery of a loss, in an amount that is in excess of 50% of the applicable Deductible Amount, as stated in Item 2 of the Declarations.

b.	The Assured shall furnish to the Company proof of loss, duly sworn to, with full particulars, within six (6) months after such discovery.

c.	Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

d.

Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the Company or after the expiration of twenty-four (24) months from the discovery of such loss.

e.	This Bond affords coverage only in favor of the Assured. No claim, suit, action or legal proceeding shall be brought under the Bond by anyone other than the Assured.

f.	All such notices shall be given in writing to one of the following addresses:

(1)	ChubbClaimsFirstNotice@chubb.com; or

(2)	Attn: Chubb Claims Department

Chubb

P.O. Box 5122

Scranton, PA 18505

g.	All other notices to the Company under this Bond shall be given in writing to the following address:

(1)	NA.FinancialLines@chubb.com; or

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(2)	Attn: Chubb Underwriting Department

Chubb

202B Hall’s Mill Road

Whitehouse Station, NJ 08889

All notices described above shall be effective on the date of receipt by the Company.

10.	Other Insurance

a.	Coverage under this Bond shall apply only as excess over any other valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

(1)	the Assured;

(2)	a Transportation Company; or

(3)	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

b.

Solely with respect to Insuring Clause 7, in the event of a loss covered under this Bond and also covered under other valid and collectible insurance issued by the Company, or a parent, subsidiary or affiliate of the Company to the Assured, the Single Loss Limit Of Liability under this Bond shall be reduced by any payment under any other such valid and collectible insurance and only the remainder, if any, shall be applicable to such loss covered hereunder.

11.	Securities Settlement

In the event of a loss of Securities covered under this Bond, the Company may, at its sole discretion, purchase replacement Securities, tender the value of the Securities in Money, or issue its indemnity to effect replacement Securities.

The indemnity required from the Assured under the terms of this Section against all loss, cost or expense arising from the replacement of Securities by the Company’s indemnity shall be:

a.	for Securities having a value less than or equal to the applicable Deductible Amount – one hundred (100%) percent;

b.

for Securities having a value in excess of the applicable Deductible Amount but within the Single Loss Limit Of Liability – the percentage that the Deductible Amount bears to the value of the Securities; or

c.

for Securities having a value greater than the applicable Single Loss Limit Of Liability – the percentage that the Deductible Amount and portion in excess of the Single Loss Limit Of Liability bears to the value of the Securities.

The value referred to in Sections 11.a., b., and c. is the value in accordance with Section 14., Valuation, regardless of the value of such Securities at the time the loss under the Company’s indemnity is sustained.

The Company is not required to issue its indemnity for any portion of a loss of Securities which is not covered by this Bond, however, the Company may do so as a courtesy to the Assured in its sole discretion.

The Assured shall pay the proportion of the Company’s premium charge for the Company’s indemnity as set forth in Sections 11.a., b., and c. No portion of the Single Loss Limit Of Liability shall be used as payment of premium for any indemnity purchased by the Assured to obtain replacement Securities.

12.	Subrogation – Assignment – Recovery

In the event of a payment under this Bond, the Company shall be subrogated to all of the Assured’s rights of recovery against any person or entity to the extent of such payment. On request, the Assured shall deliver to the Company an assignment of the Assured’s rights, title and interest and causes of action against any person or entity to the extent of such payment.

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Recoveries, whether effected by the Company or by the Assured, shall be applied net of the expense of such recovery, in the following order:

a.	first, to the satisfaction of the Assured’s covered loss which would otherwise have been paid but for the fact that it is in excess of the Single Loss Limit Of Liability;

b.	second, to the Company in satisfaction of amounts paid in settlement of the Assured’s claim;

c.	third, to the Assured in satisfaction of the applicable Deductible Amount; and

d.	fourth, to the Assured in satisfaction of any loss suffered by the Assured which was not covered under this Bond.

Recovery from reinsurance or indemnity of the Company shall not be deemed a recovery under this Section.

13.	Termination

a.

If the Bond is for a sole Assured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the U.S. Securities and Exchange Commission not less than sixty (60) days prior to the effective date of such termination.

b.

If the Bond is for a joint Assured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the Company to all Assureds and to the U.S. Securities and Exchange Commission, not less than sixty (60) days prior to the effective date of such termination.

c.

If any Director, not acting in collusion with an Employee, discovers any dishonest or fraudulent act committed by such Employee, whether in the employment of the Assured or otherwise, and whether against the Assured or any other person or entity, the Assured:

i.	shall immediately remove such Employee from a position that would enable such Employee to cause the Assured to suffer a loss covered by this Bond; and

ii.

within forty-eight (48) hours of discovering an Employee has committed any dishonest or fraudulent act, shall notify the Company of such action and provide full particulars of such dishonest or fraudulent act.

d.

This Bond terminates as to any Employee sixty (60) days after receipt by each Assured and the U.S. Securities and Exchange Commission of written notice from the Company of its decision to terminate this Bond as to any Employee.

14.	Valuation

a.	Books Of Account Or Other Records

The value of any loss of Property consisting of books of account or other records used by the Assured in the conduct of its business shall be the amount paid by the Assured for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the Assured for the actual transcription or copying of data to reproduce such books of account or other records.

b.	Money

Any loss of Money, or loss payable in Money, shall be paid in the Money of the United States of America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.

c.	Other Property

The value of any loss of Property, except as otherwise provided for in this Section 14., shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

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d.	Securities

The value of any loss of Securities shall be the average market value of such Securities on the business day immediately preceding discovery of such loss, provided that the value of any Securities replaced by the Assured, with the consent of the Company and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other Securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if the loss is not discovered until after their expiration. If no market price is quoted for such Securities or for such privileges, the value shall be fixed by agreement of the parties.

VI.	COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

This Bond does not apply to the extent that trade or economic sanctions law or other similar laws or regulations prohibit the Company from providing insurance.

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NEW YORK AMENDATORY ENDORSEMENT

Named Assured				Endorsement Number
AGL PRIVATE CREDIT INCOME FUND				1

Bond Number	Bond Period			Effective Date of Endorsement
J06766742	10-01-2025	to	10-01-2026	October 1, 2025

Issued By
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that:

1.	Section V. CONDITIONS AND LIMITATIONS of this Bond is amended as follows:

A.	Paragraph a of Subsection 9. Notice To Company – Proof- Legal Proceedings Against Company is deleted and replaced with the following:

a.

The Assured shall give the Company notice at the earliest practicable moment, not to exceed sixty (60) days after discovery of a loss, as long as such notification does not impede the Company’s investigation of any claim, in an amount that is in excess of 50% of the applicable Deductible Amount, as stated in Item 3 of the Declarations.

B.	Subsection 13. Termination is amended by adding the following:

The Company shall refund the unearned premium computed at customary short rates if this Bond is terminated by the Assured. Under any other circumstances, the refund shall be computed pro rata. Payment or tender of any unearned premium by the Company shall not be a condition precedent to the effectiveness of such termination, but such payment shall be made as soon as practicable.

The Company shall mail or deliver a copy of any notice of termination of this Bond to the agent or broker of record, if any, at its last address known to the Company. Any notice of termination by the Company shall state the specific reason(s) for, and the effective date of such termination.

2.	The following section is added to this Bond:

NONRENEWAL AND CONDITIONAL RENEWAL

(A)

If the Company (a) nonrenews this Bond, or (b) conditions its renewal upon a change in limits, change in the type of coverage, reduction of coverage, increased deductible or addition of exclusions, or upon increased premiums in excess of ten percent (10%) of the expiring rate (exclusive of premiums attributable to increased exposure subsequent to issuance of this Bond or at the request of the Assured or as a result of experience rating or retrospective rating), the Company shall provide notice to the Assured as follows:

(1)

The Company will mail or deliver to the Assured between sixty (60) days and one hundred twenty (120) days advance written notice containing the specific reason or reasons for nonrenewal or conditional renewal, the amount of any premium increase, the nature of any other proposed changes and the Assured’s rights, if any, to coverage and the duration of such coverage. Such notice will not be provided in the event that the Assured or its agent or broker of record has mailed or delivered written notice that this Bond has been replaced or is no longer desired. Additionally, if the Company provides notice of nonrenewal and subsequently extends the Bond Period for ninety (90) days or less, no additional notice of nonrenewal will be given.

(2)

If before the expiration date in Item 1 of the Declarations the Company provides an incomplete or late conditional renewal notice, coverage hereunder will remain in effect on the same terms and conditions and at the lower of the current rates or the rates for the prior Bond Period until sixty (60) days after proper notice is mailed, unless the Assured elects to cancel sooner, If however,

PF-56008 (08/21)	Page 1 of 2

the Assured elects to accept the terms, conditions and rates of the conditional renewal notice and renews this Bond on that basis, then such terms, conditions and rates will govern upon (a) the expirations of such sixty (60) day period, if notice of conditional renewal was provided to the Assured less than thirty (3) days before this Bond expiration date; or (b) this Bond’s expiration date, if notice of conditional renewal was provided to the Assured at least thirty (30) days before this Bond’s expiration date.

(3)

If the Bond Period is extended due to late notice of nonrenewal or conditional renewal, then the Limits of Liability will be increased in proportion to the period for which the Bond Period is extended, provided that if the Assured accepts the terms, conditions and rates of a conditional renewal notice, such increase will be inapplicable and, instead, new Limits of Liability applicable to the renewal period shall become effective as of the inception date of the renewal Bond.

(4)

If the Company does not provide notice of nonrenewal or conditional renewal before the Bond expiration date set forth in Item 1 of the Declarations, then the Assured may purchase coverage on the same terms and conditions as the Bond for another Bond Period or for the immediately preceding Bond Period.

(B)

The Company shall mail or deliver a copy of any notice of nonrenewal of this Bond by the Company to the agent or broker of record, if any, at its last address known to the Company. Any notice of nonrenewal by the Company shall state the specific reason(s) for, and the effective date of, such nonrenewal.

This Bond will be deemed to have been amended to the extent necessary to effect the purposes and intent of this Amendatory Endorsement.

The regulatory requirements set forth in this Amendatory Endorsement shall supersede and take precedence over any provisions of this Bond or any endorsement to this Bond, whenever added, that are inconsistent with or contrary to the provisions of this Amendatory Endorsement, unless such Bond or endorsement provisions comply with the applicable insurance laws of the State of New York.

The title and any headings in this endorsement/rider are solely for convenience and form not part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-56008 (08/21)	Page 2 of 2

AXIS EXCESS INSURANCE

STATE FRAUD STATEMENT

NEW YORK

Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation.

AXIS 104 0415	Page 1 of 1

AXIS EXCESS INSURANCE

POLICYHOLDER NOTICE

ECONOMIC AND TRADE SANCTIONS

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the Office of Foreign Assets Control (OFAC).

THE OFFICE OF FOREIGN ASSETS CONTROL (“OFAC”) OF THE US DEPARTMENT OF THE TREASURY ADMINISTERS AND ENFORCES ECONOMIC AND TRADE SANCTIONS BASED ON US FOREIGN POLICY AND NATIONAL SECURITY GOALS AGAINST TARGETED FOREIGN COUNTRIES AND REGIMES, TERRORISTS, INTERNATIONAL NARCOTICS TRAFFICKERS, THOSE ENGAGED IN ACTIVITIES RELATED TO THE PROLIFERATION OF WEAPONS OF MASS DESTRUCTION, AND OTHER THREATS TO THE NATIONAL SECURITY, FOREIGN POLICY OR ECONOMY OF THE UNITED STATES.

WHENEVER COVERAGE PROVIDED BY THIS POLICY WOULD BE IN VIOLATION OF ANY U.S. ECONOMIC OR TRADE SANCTIONS, SUCH COVERAGE SHALL BE NULL AND VOID.

FOR MORE INFORMATION, PLEASE REFER TO:

HTTPS://WWW.TREASURY.GOV/RESOURCE-CENTER/SANCTIONS/PAGES/DEFAULT.ASPX

AXIS 906 0316	Page 1 of 1

AXIS EXCESS INSURANCE

DECLARATIONS

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT. HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

NAMED INSURED AND ADDRESS	AGL Private Credit Income Fund 535 Madison Avenue, 24th floor New York, NY 10022

BROKER OF RECORD	ARC Excess & Surplus, LLC [Jericho] 113 South Service Road Jericho, NY 11753

INSURER	AXIS Insurance Company (Admitted) 233 South Wacker Drive, Suite 4930 Chicago, IL 60606 (866) 259-5435 A Stock Insurer

POLICY FORM	AXIS EXCESS INSURANCE POLICY AXIS 1010302 0817

POLICY NUMBER	P-001-003796472-02 Renewal of: P-001-003796472-01

POLICY PERIOD	Effective Date: 10/01/2025 Expiration Date: 10/01/2026 Both dates at 12:01 a.m. at the Named Insured’s address stated herein.

TOTAL POLICY PREMIUM	$1,000.00

MINIMUM EARNED PREMIUM (percentage of Total Policy Premium)	N/A

SURCHARGE / TAX (included in Total Policy Premium)	N/A

Class Code: 2-01007

AXIS 101 0301 0817	P-001-003796472-02	Page 1 of 4

AXIS EXCESS INSURANCE

POLICY LIMITS OF INSURANCE
Single Loss Limit	$500,000 excess of $2,000,000

Aggregate Limit	$500,000 excess of $2,000,000

Class Code: 2-01007

AXIS 101 0301 0817	P-001-003796472-02	Page 2 of 4

AXIS EXCESS INSURANCE

SCHEDULE OF UNDERLYING INSURANCE

PRIMARY (FOLLOWED POLICY)

Coverage Description	Financial Institution Bond (Form 14)

Insurer	Federal Insurance Company

Policy Number	J06766742

Single Loss Limit of Insurance	$2,000,000

Aggregate Limit of Insurance	$2,000,000

Retention	$0

Class Code: 2-01007

AXIS 101 0301 0817	P-001-003796472-02	Page 3 of 4

AXIS EXCESS INSURANCE

SCHEDULE OF FORMS & ENDORSEMENTS

Policyholder Notices and Policy Forms	Form Number and Edition Date

State Fraud Statement	AXIS 104 0415

Policyholder Notice - Economic And Trade Sanctions	AXIS 906 0316

AXIS Excess Insurance Policy	AXIS 1010302 0817

Signature Page	AXIS 102AIC 0615

Endorsements	Form Number and Edition Date

1 Application Reliance Endorsement	AXIS 140 0815

2 Compliance with New York Requirements Endorsement	AXIS 1011799 0618

3 DEFINITIONS ADDED – SUBLIMIT OR SUBLIMITED ENDORSEMENT	AXIS 1011683 0824

Class Code: 2-01007

AXIS 101 0301 0817	P-001-003796472-02	Page 4 of 4

AXIS EXCESS INSURANCE

In consideration of the premium paid, and subject to the provisions of this Policy and the Declarations and any Schedules and Endorsements attached hereto, all of which are made a part of this Policy, the Insurer and Named Insured, on behalf of all Insureds, agree as follows:

INSURING AGREEMENT

Except as specifically set forth herein, and subject to the Limits of Insurance shown on the Declarations, this Policy shall provide insurance excess of the Underlying Insurance in conformance with all provisions of the Followed Policy. Liability shall attach to the Insurer only after the full amount of the applicable Underlying Limit, and any applicable retention or deductible, has been paid, in legal currency, by the insurers of the Underlying Insurance, the Insureds, or others on behalf of the Insureds, in any combination, in accordance with the terms of the Underlying Insurance.

DEFINITIONS

Whether expressed in the singular or the plural, whenever appearing in bold in this Policy, the following terms have the meanings set forth below.

Followed Policy means the insurance policies identified as such in the Schedule of Underlying Insurance attached hereto.

Insureds means all persons and entities identified as such in the Followed Policy.

Named Insured means the persons or entities designated as such in the Declarations.

Policy Period means the period designated as such in the Declarations.

Underlying Insurance means the Followed Policy and all other policies, if any, identified as such in the Schedule of Underlying Insurance attached hereto.

Underlying Limit means an amount equal to the aggregate of all applicable limits of insurance set forth in the Schedule of Underlying Insurance attached hereto.

CONDITIONS

A.	Wherever the term claim appears in this Policy, it refers to claim, loss or occurrence, or the equivalent of such terms, as used in the Followed Policy.

B.

This Policy shall not apply to any coverage under the Followed Policy that is subject to a sublimit of insurance in any Underlying Insurance, unless specifically listed as a sublimited coverage on the Schedule of Underlying Insurance. However, payment for any sublimited coverage in any manner described in the INSURING AGREEMENT section of this Policy shall reduce the Underlying Limit by the amount of such payment, whether or not such coverage is listed on the Schedule of Underlying Insurance.

C.

The Insureds shall give written notice to the Insurer if any Underlying Insurance is changed or terminated or if any insurer of the Underlying Insurance becomes financially unable to pay its limit of insurance. No such event shall affect coverage under this Policy, unless the Insurer so agrees in writing. The failure of the Insureds to comply with this section shall not invalidate coverage. However, the Insurer shall not be liable to a greater extent than it would have been had no such event occurred.

D.

All notices to the Insurer must be in writing and delivered by prepaid express courier or certified mail, facsimile, or electronic mail to the applicable address, fax number, or email address designated in the Declarations. Notice to any other insurer shall not constitute notice to the Insurer unless also given to the Insurer as provided herein.

E.

The Insurer may, at its sole discretion, elect to participate in the investigation, defense and settlement of any claim or other matter to which the coverage under this Policy could apply even if the applicable Underlying Limit has not been exhausted. The Insureds shall provide the Insurer with information, assistance and cooperation as the Insurer reasonably requests and shall do nothing to prejudice the Insurer’s position or potential rights of recovery; provided, however, the failure of an Insured to comply with such request shall not be imputed to any other natural person Insured under this Policy. No action by any other insurer shall bind the Insurer under this Policy.

SIGNATURE PAGE FOLLOWS.

Class Code: 2-01007

AXIS 1010302 0817	Page 1 of 1

AXIS EXCESS INSURANCE

SIGNATURE PAGE

IN WITNESS WHEREOF, the Insurer has caused this policy to be issued by affixing hereto the facsimile signatures of its President and Secretary.

Andrew Weissert, Secretary	Michael McKenna, President

AXIS 102AIC 0615	Page 1 of 1

AXIS EXCESS INSURANCE

Endorsement Number	Effective Date of Endorsement	Policy Number	Premium
1	12:01 a.m. on 10/01/2025	P-001-003796472-02	N/A

APPLICATION RELIANCE ENDORSEMENT

It is agreed that this policy shall be deemed to include any materials and application forms submitted by or on behalf of the Insured to another insurance carrier, if subsequently also submitted to the Insurer in connection with the underwriting of this policy. Representations contained in such materials and applications shall be deemed to be made directly to the Insurer with the intent that the Insurer rely upon the accuracy and completeness of such information in its decision to issue this policy.

All other provisions of the policy remain unchanged.

AXIS 140 0815	Page 1 of 1

AXIS EXCESS INSURANCE

Endorsement Number	Effective Date of Endorsement	Policy Number	Premium
2	12:01 a.m. on 10/01/2025	P-001-003796472-02	N/A

COMPLIANCE WITH NEW YORK REQUIREMENTS ENDORSEMENT

Notwithstanding anything to the contrary in the Followed Policy, it is agreed that this Policy shall conform to all applicable requirements of the New York Insurance Law and Regulations.

All other provisions of the Policy remain unchanged.

AXIS 1011799 0618	Page 1 of 1

AXIS EXCESS INSURANCE

Endorsement Number	Effective Date of Endorsement	Policy Number	Premium
3	12:01 a.m. on 10/01/2025	P-001-003796472-02	N/A

DEFINITIONS ADDED – SUBLIMIT OR SUBLIMITED ENDORSEMENT

It is agreed that a new definition is added as follows:

Wherever the following words appear in the Policy, whether in bold or unbolded, they shall have the following meaning:

Sublimit or sublimited means any limit that is:

1.	part of and erodes another limit of insurance, along with the policy aggregate limit of insurance;

2.	not part of and does not erode the policy aggregate limit of insurance;

3.	less than the highest limit of insurance, other than the policy aggregate limit of insurance, of the Followed Policy set forth in the Schedule of Underlying Insurance; or

4.	not a monetary limit of insurance.

All other provisions of the policy remain unchanged.

AXIS 1011683 0824	Page 1 of 1